Merrill Lynch, Pierce, Fenner & Smith

Incorporated

One Bryant Park

New York, NY 10036

UBS Securities LLC

299 Park Avenue

New York, NY 10171

VIA EDGAR AND FACSIMILE

May 19, 2014

Mara L. Ransom, Assistant Director

Daniel Porco, Staff Attorney

William Thompson, Accounting Branch Chief

Anthony Watson, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                                     JD.com, Inc.

Registration Statement on Form F-1, as amended (Registration No. 333-193650)

Ladies and Gentlemen:

We hereby join JD.com, Inc. (the “Company”) in connection with its request for acceleration of the above-referenced Registration Statement, requesting effectiveness at 4:30 p.m., Eastern Daylight Time on May 21, 2014, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated May 9, 2014, through the date hereof:

Preliminary Prospectus dated May 9, 2014:

4,282 copies to prospective underwriters, institutional investors, dealers and others.

The undersigned advise that the underwriters have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED

UBS SECURITIES LLC
As Representatives of the several Underwriters

By: MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED

By:	/s/ Victoria Lau
Name: Victoria Lau
Title: Authorized Signatory

[Signature Page to Underwriters’ Acceleration Request]

By: UBS SECURITIES LLC

By:	/s/ Wei Cai
Name: Wei Cai
Title: Authorized Signatory

By:	/s/ Michelle Xu
Name: Michelle Xu
Title: Authorized Signatory

[Signature Page to Underwriters’ Acceleration Request]